VIACOM


                                                February 14, 1994


Donald Oresman, Esq.
Executive Vice President and General Counsel
Paramount Communications Inc.
15 Columbus Circle
New York, NY 10023

Dear Donald:

     In response to your letter of February 11, this confirms that the allegations in the third paragraph of Wachtell, Lipton's letter of February 11 are without merit. Viacom has consistently abided by, and accurately described, the bidding procedures and complied with federal securities laws, and will continue to do so.

                                                Regards,

                                                /s/ Philippe

                                                Philippe P. Dauman